Exhibit 16.1

July 25, 2009

Securities and Exchange Commission
100 F Street Street, NEW
Washington, DC 20549

Re: Life-Exchange, Inc.

We have been furnished with a copy of the response to Item 4.01 of Form 8-K for the event that occurred on July 21, 2009, to be filed by our former client, Life-Exchange, Inc.  We agree with the statements made in response to that Item insofar as they relate to our Firm.

Very truly yours,

/S/ JEWETT, SCHWARTZ, WOLFE & ASSOCIATES
JEWETT, SCHWARTZ, WOLFE & ASSOCIATES

 Hollywood, Florida

200 South Park Road, Suite 150 • Hollywood, Florida 33021 • Main 954.922.5885 • Fax 954.922.5957 • www.jsw-cpa.com Member - American Institute of Certified Public Accountants • Florida Institute of Certified Public Accountants Private Companies Practice Section of the AICPA • Registered with the Public Company Accounting Oversight Board of SEC